Exhibit 21.1

ACCEL ENTERTAINMENT, INC.

SUBSIDIARIES OF THE REGISTRTANT

Name of Subsidiary	State or Jurisdiction of Incorporation/Organization
Accel Entertainment LLC	Delaware

Accel Entertainment Gaming, LLC	Illinois

Accel Entertainment Gaming (PA), LLC	Pennsylvania

Accel Abraham Facility, LLC	Illinois

Accel Momence Watseka LLC	Illinois

Grand River Jackpot, LLC	Illinois

Grand River Amusements LLC	Illinois